UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2025

John Xu
Chief Executive Officer
Maison Solutions Inc.
127 N Garfield Ave
Monterey Park, California 91754

Re: Maison Solutions Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 25, 2025
File No. 333-286500

Dear John Xu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 25, 2025

Cover Page

1. We note your response to prior comments 1 and 5 and removal from the registration statement of the Class A common stock shares underlying the Additional Notes issuable pursuant to the Incremental Warrant. Where you explain that the Incremental Shares are not being registered at this time, please quantify the number of shares that may be issued and registered for resale in the future assuming full exercise of the Incremental Warrant and conversion of the Additional Notes. Disclose this amount in your risk factor disclosure regarding the dilutive impacts of the private placement as well.

Risk Factors
Risks Related to This Offering
The bid price of our Class A common stock is currently trading below $1.00 and shares of the shares..., page 9

2. Please update this risk factor in light of the deficiency letter from Nasdaq received by the company on July 10, 2025, as reported in your current report on Form 8-K filed on July 11, 2025. Further, we note that your response to prior comment 2 states, "as of the date of this response letter, the Company does not currently have plans to seek stockholder approval for a reserve stock split." Please clarify whether this remains accurate following receipt of the minimum bid price deficiency letter.

Private Placement
Initial Note, page 14

3. Please disclose the maximum number of shares that could be issued to, and the total possible profit to be realized by, the Selling Stockholder pursuant to the Initial Note as a result of its conversion reset provisions. Present this assuming the current trading price, the floor price, and prices between the current trading price and floor price.

General

4. We note your explanation in response to prior comment 1 regarding how the amount of Class A common stock being registered was calculated, particularly that you have assumed “an Event of Default under the Initial Note has occurred, resulting in a payment premium of 20% of the principal amount” and that interest is paid in shares of Class A common stock “at the Event of Default Interest Rate…of 18.00% per annum.” Explain why you have assumed that an Event of Default has occurred. Please also provide your analysis as to how, in using these assumptions, you are registering for resale a good-faith estimate of the maximum number of shares issuable on conversion, or reduce the amount of shares being registered accordingly. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 139.10.

5. We note your response to prior comment 6. While you state that the Selling Stockholder has borne the full economic risk of ownership of the Initial Note, it does not appear that the Selling Stockholder will bear such risk after effectiveness given that the “conversion price reset provisions guarantee that the Selling Stockholder may acquire shares of [y]our Class A common stock at a discount to market price…[and] experience a positive rate of return based on the current market price of their Class A common stock,” as you disclose on page 8. Please advise. Given the volume of shares being registered for resale relative to your public float, the dollar value of the shares being registered as compared to the proceeds received by the company from the sale of the Initial Note, well as the guaranteed positive rate of return for the Selling Stockholder, it appears to us, under all the circumstances, that the seller is acting as a conduit for the issuer. Since you are not eligible to conduct a primary offering on Form S-3, you are ineligible to conduct a primary at-the-market offering pursuant to Rule 415. Please revise to disclose that the selling shareholder will offer the shares at a fixed price for the duration of the offering and identify the selling shareholder as an underwriter. Alternatively, provide us with additional information to support the assertion that this offering is appropriately characterized as a secondary offering.

Please contact Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christina C. Russo